Joseph P. Richardson Direct: (602) 364-7454 jprichardson@bryancave.com

July 13, 2005

VIA FACSIMILE AND U.S. MAIL

Ivette Leon Division of Corporation Finance Securities and Exchange Commission Station Place 100 F. Street, N.E. Washington, D.C. 20549

Re:

CIRCUIT RESEARCH LABS, INC.
Form 10-KSB for the year ended December 31, 2004
Form 10-QSB for fiscal quarter ended March 31, 2005
File No. 0-11353

Dear Ms. Leon:

Circuit Research Labs, an Arizona corporation (the “Company” or “we” in the responses below), is in receipt of the Staff’s letter dated June 7, 2005 (the “Letter”), regarding the Staff’s review of, and comment on, the Company’s Form10-K for the fiscal year ended December 31, 2004 and Form 10-Q for fiscal quarter ended March 31, 2005.  For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response.  This letter is being faxed to you and will be filed on EDGAR tagged as correspondence.

Form 10-K for the year ended December 31, 2004

Note 1.   Significant Accounting Policies

Goodwill

1.

We note that you concluded that the estimated fair value of your company was in excess of its carrying value at December 31, 2004 and 2003 and therefore you have determined that there was no goodwill impairment as of those dates.  We also note your disclosure in the Form  8-K filed on April 15, 2005 that you were evaluating and have not yet concluded if you need to impair goodwill.  In this regard, describe for us the reporting unit or units you used in performing the annual goodwill impairment test.  Tell us how you applied the guidance in

513328.3

Ivette Leon

Securities and Exchange Commission

July 13, 2005

paragraphs 30 through 36 of SFAS 142 in determining your reporting units.

Company Response:

We do not consider various operations to be separate reporting units under the criteria set forth in FAS 142.  We believe that our Orban, Orban Europe and CRL operations meet the criteria to be a single reporting unit.  We feel that there are similar economic characteristics among the operations because the product and services, production process, customers and distribution channels are substantially similar.  In addition, the operations are managed by the same executive team and there are no executive management personnel at the operational level.  Further, the operations do not produce or prepare separate reports on the Company’s divisions for purposes of internal analysis, nor does management conduct a disaggregated evaluation of the Company’s operations.  Rather, the executive team receives reports containing overall performance data on a product by product basis, not on the basis of separate operations.  It should be further noted that the CRL and Orban Europe operations separately account for less than 10% of the Company’s operations.  While the operations are operated at different locations, the operations are treated as single integrated business.  Based on the above, we treat our entire operations as one reporting segment and one reporting unit.  Thus, we believe we satisfy the FAS 142 requirement that goodwill be tested for impairment at the reporting unit level.

When the Form 8-K was filed on April 15, 2005, it was unclear whether the Harman transaction would be recorded in the period ending December 31, 2004.  Had the transaction been recorded in the period ending 2004 the goodwill impairment analysis might have been reevaluated.  In fact the Harman transaction was not recorded in the period ending December 31, 2004.  Therefore, the Company feels that the information contained in the Form 10-K and Form 10-Q was accurate when those documents were filed.

Item 7A.  Pro Forma Financial Information

Pro Forma Consolidated Statement of Operations

2.

Revise the pro forma statement of operations to remove adjustment #2, ‘income from debt restructure,’ and the related income tax expense.  In addition, you should disclose these items separately and discuss that they were not considered in the pro forma income statement because they don’t have any continuing impact.  For additional guidance, refer to article 11-02(b)(5) of Regulation S-X.

Company Response:  The Company acknowledges that it will remove adjustment #2, ‘income from debt restructure,’ and related income tax expense from any future filings. Further the Company acknowledges that these items will be separately discussed, disclosing that they do not have any continuing impact.  The change in our pro forma presentation does not materially impact the information originally presented and does not materially impact the Company’s financial condition or results of operations for fiscal year ended December 31, 2004 or for quarter ended March 31, 2005.

513328.3

Ivette Leon

Securities and Exchange Commission

July 13, 2005

3.

Based on your disclosure it appears that you used the $.0475 per share value in the transaction between your CEO and Harman to determine the gain on the restructuring.  In this regard, we do not believe that the price paid by your CEO is representative of the fair market value of the shares issued at the time of the consummation of the restructuring.  Therefore, recalculate the gain on the restructuring to reflect the fair market value of your stock at April 29, 2005.  Please refer to SFAS 15 paragraphs 6 and 13.

Company Response:  We determined the appropriate price to value the common stock was $0.475 per share.  It is the Company’s understanding that the SEC is not questioning whether fair value was used to measure the pro forma gain on restructuring shares, but is questioning the measurement process for the fair value.

The Company feels that the large block share transfer is more indicative of share value than the thinly-traded volume which is valued by the quoted market price.  We believe that Harman is familiar with the Company’s operations, prospects, characteristics, value, etc.  Harman and our CEO agreed on the pricing in October 2004, which is 7 months prior to the closing on April 29, 2005.  There were no conversations about re-pricing in that intervening period based on the fluctuating market values over that period.

In summary, although the quoted market price generally would be the most appropriate measurement, the circumstances of the factors cited above are material factors that must be considered and that warrant using the $0.475 pricing to value the transaction.

Form 10-Q for fiscal quarter ended March 31, 2005

4.

To the extent applicable, revise to comply with the comments above.

Company Response:  As indicated in the conference call on Monday, June 27, 2005 amongst the Company, representatives of Altschuler, Melvoin & Glasser LLP and Al Rodriquez, the Company will comply with all applicable comments in the Form 10-Q for the quarter ended June 30, 2005.  The Company has not revised the Form 10-Q for the quarter ended March 31, 2005 because the Company feels that any changes would not materially impact the Company’s results of operations or financial conditions and are best addressed in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

513328.3

Ivette Leon

Securities and Exchange Commission

July 13, 2005

If you have any questions, please contact me at 602-364-7176.

Very truly yours,

Michael R. McCoy

MRM:ccb

Copies with enclosure to:

Robert McMartin

513328.3